UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Synplicity, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87160Y 10 8
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



13G

CUSIP NO.  87160Y 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VII, LP
            Tax Identification No.  41-1929018

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,239,766
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,239,766
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             1,239,766

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PN






13G

CUSIP NO.  87160Y 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca VC Partners VII, LLP
            Tax Identification No. 41-1929020

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,239,766
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,239,766
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             1,239,766

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PN



13G

CUSIP NO.  87160Y 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Promod Haque
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,239,766
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,239,766
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             1,239,766

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN


CUSIP NO.  87160Y 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,239,766
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,239,766
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             1,239,766

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN



CUSIP NO.  87160Y 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,239,766
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,239,766
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             1,239,766

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)


Item 1(a)  Name of Issuer:

           Synplicity, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           935 Stewart Drive
           Sunnyvale, CA  94085

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners VII, LP
           2.  Itasca VC Partners VII, LLP
           3.  Promod Haque
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners VII, LP
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           2.  Itasca VC Partners VII, LLP
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           3.  Promod Haque
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           5.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VII, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VII, LP is a Minnesota limited partnership. Itasca VC Partners VII, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VII, LP. Promod Haque and George J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner, of Itasca VC Partners VII, LLP.


Item 2(c)  Citizenship:

           1. Norwest Venture Partners VII, LP: Minnesota limited partnership
           2. Itasca VC Partners VII, LLP: Minnesota limited liability partnership
           3.  Promod Haque:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           87160Y 10 8

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VII, LP ("NVP VII"): At December 31, 2001, NVP VII owned of record 1,239,766 shares of common stock.
This amount represents less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

(2) Itasca VC Partners VII, LLP ("Itasca VII"): At December 31, 2001, Itasca VII owned 1,239,766 shares of common stock by virtue of its status as the general partner of NVP VII, the record holder of such shares. This amount represents less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

(3) Promod Haque: At December 31, 2001, Promod Haque was deemed to own 1,239,766 shares of common stock by virtue of his position as a managing general partner of Itasca VII, the general partner of NVP VII, the record holder of such shares. This amount represents less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At December 31, 2001, George J. Still, Jr. was deemed to own 1,239,766 shares of common stock by virtue of his position as a managing general partner of Itasca VII, the general partner of NVP VII, the record holder of such shares. This amount represents less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

(5) John P. Whaley: At December 31, 2001, John P. Whaley was deemed to own 1,239,766 shares of common stock by virtue of his position as the managing administrative partner of Itasca VII, the general partner of NVP VII, the record holder of such shares. This amount represents less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

Each person filing this statement disclaims beneficial ownership of any shares included in this Schedule 13G that are shown as held by any other filing person, and the filing of this Schedule 13G shall not be construed as an admission that such filing person is the beneficial owner of any other shares held by any other filing person and covered by this statement for purposes of Sections 13, 14, and 16.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the
Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were
           acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as
a
           participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 13, 2002

NORWEST VENTURE PARTNERS VII, LP

By ITASCA VC PARTNERS VII, LLP, as general partner



By:  /s/ George J. Still, Jr.
         George J. Still, Jr., An Authorized General
           Partner